# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Garden Stage Ltd, CIK 0001954269
CUSIP: G3730L107
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 201, 2/F, CHINA INSURANCE GROUP BUILDING, 141 DES VOEUX ROAD CENTRAL, HONG KONG, Hong Kong (K3), 000
Date of event which requires filing of this statement: 07/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001851416

## Reporting persons
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 7,110,764; shared voting power 0; sole dispositive power 7,110,764; shared dispositive power 0; aggregate amount beneficially owned 7,110,764 (9.9% of the class)
  Comment: Based on 71,178,820 shares outstanding as of July 24, 2025.
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 7,110,764; shared voting power 0; sole dispositive power 7,110,764; shared dispositive power 0; aggregate amount beneficially owned 7,110,764 (9.9% of the class)
  Comment: Based on 71,178,820 shares outstanding as of July 24, 2025.
- John M. Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,110,764; shared voting power 0; sole dispositive power 7,110,764; shared dispositive power 0; aggregate amount beneficially owned 7,110,764 (9.9% of the class)
  Comment: Based on 71,178,820 shares outstanding as of July 24, 2025.

## Item 1. Issuer
Name of issuer: Garden Stage Ltd
Address of issuer's principal executive offices: 201, 2/F, CHINA INSURANCE GROUP BUILDING, 141 DES VOEUX ROAD CENTRAL, HONG KONG, HONG KONG, 000

## Item 2. Person Filing
Name of person filing: This report is filed by Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife with respect to the shares of common stock of the Issuer that are directly beneficially owned by Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
303 E Wacker Drive, Suite 1040
Chicago, IL 60601
Citizenship:
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,110,764
Percent of class: 9.99%
Sole power to vote or to direct the vote: 7,110,764
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,110,764
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Streeterville Capital LLC: John Fife, President (07/24/2025)
- Streeterville Management, LLC: John Fife, President (07/24/2025)
- John M. Fife: John Fife, John Fife (07/24/2025)